EXHIBIT 99.1

05/CAT/10

FOR IMMEDIATE RELEASE

07.00 BST, 02:00 EST Monday 17 May 2005

For Further Information Contact:
Cambridge Antibody Technology
Tel: +44 (0) 1223 471 471
Peter Chambré, Chief Executive Officer
John Aston, Chief Financial Officer
Rowena Gardner, Director of Corporate Communications

Weber Shandwick Square Mile (Europe) Tel: +44 (0) 20 7067 0700 Rachel Taylor Kevin Smith Yvonne Alexander
BMC Communications/The Trout Group (USA) Tel: 001 212 477 9007 Brad Miles, ext 17 (media) Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY ANNOUNCES INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2005

Cambridge, UK… Cambridge Antibody Technology  (LSE: CAT; NASDAQ: CATG) today announces financial results for the six months ended 31 March 2005 and a business update.

Summary of News

·         On target to commence initial five discovery programmes with AstraZeneca

·         GC-1008 to enter Phase I clinical trials in idiopathic pulmonary fibrosis in second quarter of 2005
          (Genzyme)

·         No further development of CAT-192 in scleroderma (Genzyme)

·         LymphoStat-BTM Phase II clinical trial met primary endpoint (HGSI)

·         Decision to seek partner for CAT-354

·         Net cash and liquid resources of £178.2 million at 31 March 2005 (£93.7 million at 30 September 2004)

·         Net cash inflow before management of liquid resources and financing: £8.8 million for the six months ended 31 March 2005 compared with £14.2 million outflow for the six months ended 31 March 2004

·         Updated guidance for the future

AstraZeneca Strategic Alliance

In November 2004, CAT announced a major strategic alliance with AstraZeneca for the joint discovery and development of human monoclonal antibody therapeutics, principally in the field of inflammatory disorders. Since that time, the joint infrastructure to manage the alliance has been established, AstraZeneca has already adopted one pre-existing CAT Discovery Programme into the Alliance and work is on track to start the anticipated initial five 2005 Discovery projects.

 Abbott Litigation Update

In November 2003, CAT commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London concerning the level of HUMIRA® royalties due to CAT. On 20 December 2004, the judge, Mr Justice Laddie, ruled in CAT's favour stating that "Abbott was in error when it made its first royalty payment to CAT calculated on the basis that only two per cent of Net Sales was due. It should have calculated on the basis of the full royalty of just over five per cent and should have paid and continue to pay CAT accordingly."

In January 2005, Mr Justice Laddie announced his decision on various procedural matters arising from this Judgment and ruled in CAT's favour on all counts. The Judge denied Abbott's request for permission to appeal and further ordered that Abbott pay CAT's costs of the case (to be assessed in due course) and that these costs should be assessed on a higher basis than the norm to reflect the Judge's view of the merits of that part of the case.

Following Mr Justice Laddie's refusal to give permission to appeal, in February 2005, Abbott made a written application directly to the Court of Appeal. In March 2005, the Rt Hon Lord Justice Jacob, in the Court of Appeal, Civil Division, decided to grant Abbott permission to appeal. In the Order from the Court of Appeal, the reasons for the decision were stated as follows: "The points raised in [Abbott's] notice of appeal appear, just, to raise a real prospect of success and the commercial importance of the agreements is sufficient in the circumstances to provide a compelling reason for an appeal." CAT continues to believe in the strength of its position.

In January 2005, Abbott paid to CAT US$23.73 million, representing royalty arrears due to CAT arising from the original Judgment, and an additional sum of US$1.29 million, representing interest and compensation for currency loss on this amount. Abbott also paid CAT £2.85 million representing an interim payment of legal costs due. Were Abbott to be successful on its appeal CAT would have to reimburse Abbott in respect of these payments.

 Product Development

CAT Product Candidates

CAT-354 is a fully human anti-IL13 monoclonal antibody being developed by CAT, initially as a potential treatment for severe asthma. CAT commenced a Phase I clinical trial in the UK in September 2004 to assess the safety and tolerability of CAT-354, and preliminary results are expected to be available at the end of the second quarter of 2005. If this initial trial meets its primary objectives, CAT intends to progress CAT-354 in a further, Phase II, clinical trial later in 2005. It is currently expected that this trial will be a clinical pharmacology study involving allergen challenge in approximately 80 patients with mild asthma, and that it will be designed to evaluate the effects of different doses of CAT-354 on their response to allergen challenge, compared with placebo.

Given the size of the market and complexity of the potential disease indications for CAT-354, CAT has decided that the programme will benefit from having a partner experienced in developing drugs for major respiratory indications prior to commencing Phase III clinical trials. Accordingly, CAT has started to assess interest in the product candidate from a limited number of potential licensees.

Genzyme Alliance

CAT and Genzyme believe that the neutralisation of TGFβ offers important and valuable opportunities for addressing unmet medical needs in a number of disease conditions.

GC-1008 is a pan-specific fully human anti-TGFβ monoclonal antibody being developed by CAT and Genzyme. The companies have received approval from the US Food and Drug Administration (FDA) to begin a Phase I clinical trial of GC-1008 in idiopathic pulmonary fibrosis (IPF). Preparations for this trial are now underway, which is expected to commence during the second quarter of 2005. The companies also intend to commence a clinical trial of GC-1008 in various cancers and it is currently anticipated that an Investigational New Drug (IND) application will be filed for this trial by the end of 2005.

CAT-192 (metelimumab), a fully human anti-TGFβ1 monoclonal antibody, has been jointly developed by CAT and Genzyme as a potential treatment for scarring and fibrotic conditions, including scleroderma. Following a study in 45 scleroderma patients that demonstrated that CAT-192 was safe and well-tolerated, an analysis of all existing scleroderma study results was undertaken to facilitate understanding of the disease and its progression.

 Following subsequent discussion with a panel of experts, suitable endpoints for a further trial in scleroderma cannot be identified, and Genzyme and CAT have concluded that no further development of CAT-192 in scleroderma will take place. There are no plans to pursue study of CAT-192 in other indications, as the companies focus their resources on the clinical development of GC-1008.

Trabio® (lerdelimumab) is a fully human anti-TGFβ2 monoclonal antibody developed by CAT as a potential treatment for improving the outcome of glaucoma surgery. In March 2005, CAT announced the failure of Trabio to meet the primary endpoint in its second pivotal ('International' Phase III) clinical trial - a result consistent with the result of the first pivotal ('European' Phase III) clinical trial, announced in November 2004.

Since November 2004, CAT has been minimising all costs in connection with Trabio development, and has now terminated all further development of Trabio, subject only to continuing with its minimum obligations in completing the ongoing US clinical trial.

Licensed Products and Product Candidates

HUMIRA (adalimumab) is a fully human anti-TNFα monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott and now approved for marketing as a treatment for rheumatoid arthritis (RA) in 58 countries.

Abbott reported worldwide sales of HUMIRA of  $852 million in 2004 and of $282 million for the first quarter of 2005. Abbott has forecast revenues from HUMIRA of more than $1.3 billion in 2005 and has recently indicated that HUMIRA has "multibillion dollar potential".

Abbott continues to develop HUMIRA as a potential treatment for a number of additional indications and reported in January that supplemental biologics license applications (sBLAs) had been made for two HUMIRA indications, early RA and psoriatic arthritis. Abbott also indicated that it expects to file applications in 2005 for ankylosing spondylitis, for RA in Japan and, possibly, for Juvenile RA. It has further indicated that a regulatory submission for Crohn's disease is expected in 2006. In psoriasis, Phase III clinical trials began at the end of 2004 and Abbott expects to submit a regulatory application for psoriasis in 2006 or early 2007.

ABT-874 is a fully human anti-IL12 monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott, and licensed to Abbott. Abbott is committed to develop ABT-874 as a potential treatment for Crohn's disease, psoriasis and multiple sclerosis and continues to enrol patients in a Phase II clinical trial in multiple sclerosis. Abbott plans to begin a Phase II clinical trial in psoriasis by the end of 2005, as well as another clinical trial in Crohn's disease.

LymphoStat-B (belimumab) is a fully human anti-BLyS monoclonal antibody licensed by CAT to Human Genome Sciences, Inc (HGSI). HGSI is developing LymphoStat-B as a potential treatment for systemic lupus erythematosus (SLE), for which HGSI has Fast Track designation from the US Food and Drug Administration, and RA. In April 2005, HGSI announced that LymphoStat-B met the primary efficacy and safety endpoints in its Phase II clinical trial in 283 patients with RA: LymphoStat-B was shown to be safe and well-tolerated, biologically active and to reduce the signs and symptoms of RA at a level of statistical significance. Results of the Phase II clinical trial of LymphoStat-B in 449 patients with SLE are expected in Autumn 2005.

HGS-ETR1 is a fully human anti-TRAIL Receptor-1 monoclonal antibody licensed by CAT to HSGI and being developed by HGSI as a potential treatment for a number of cancers.

In November 2004, HGSI announced that it had completed the enrolment and initial dosing of patients in a US Phase II clinical trial of HSG-ETR1 in patients with advanced non-small cell lung cancer. The primary objective of the study is to evaluate tumour response. The secondary objectives are to evaluate the safety and tolerability of HGS-ETR1, and to determine plasma concentrations of HGS-ETR1 for use in a population pharmacokinetic analysis.

Additional Phase II clinical trials of HGS-ETR1 in patients with advanced colorectal cancer and in patients with relapsed or refractory non-Hodgkin's lymphoma continue, and HGSI has announced the completion of enrolment and initial dosing of patients in both trials. Both trials are to evaluate the efficacy, safety and tolerability of HGS-ETR1.

HGSI expects to announce the results of all three of the Phase II studies of HGS-ETR1 in 2005.

Two Phase Ib clinical trials of HGS-ETR1 to evaluate safety and tolerability in combination with chemotherapy also continue in patients with advanced solid malignancies. HGSI plans to complete these trials in 2005.

HGSI is presenting data from a "companion Phase I study" of HGS-ETR1 at the American Society of Clinical Oncology (ASCO) meeting in Orlando, 13 - 17 May 2005.

HGS-ETR2 is a fully human anti-TRAIL Receptor-2 monoclonal antibody licensed by CAT to HGSI, and being developed by HGSI as a potential treatment for cancer. A Phase I clinical trial of HGS-ETR2 in patients with advanced solid tumours continues. In January 2005, HGSI reported plans to initiate Phase II clinical trials of HGS-ETR2 as a single agent, and to initiate Phase Ib clinical trials of HGS-ETR2 in combination with chemotherapeutic agents in 2005.

HGSI is presenting data from a "companion Phase I study" of HGS-ETR2 at the ASCO meeting in Orlando, 13 - 17 May 2005.

MYO-029 is a fully human monoclonal antibody which neutralises the effects of GDF-8 (a protein which is associated with reduced skeletal muscle mass). The antibody was discovered by CAT in collaboration with Wyeth and is licensed to Wyeth, which is studying it as a potential therapy for muscle-wasting diseases, including muscular dystrophy and age-related sarcopenia. In February 2005, Wyeth announced a Phase I/II clinical trial in adult patients with muscular dystrophy (MD). The trial, which will take place in 12 clinical sites, is a prospective, randomised, placebo-controlled study in 108 patients, including equal numbers of patients with facioscapulohumeral MD (FSHD), Becker MD (BMD) and limb-girdle MD (LGMD). Results of the study are expected to be available in late 2006.

Pre-clinical Product Candidates

There are six antibody drug candidates licensed to partners which are at the pre-clinical stage of development. In addition, there are currently seven active CAT Discovery candidates and 28 with CAT licensees (excluding the candidates being progressed at licensees of CAT's patents).

Patent Licensing Agreements

In January 2003, CAT and Dyax announced the expansion of their 1997 licensing agreement. Under the terms of this expanded agreement, CAT receives milestone and royalty payments on antibody products developed by Dyax and Dyax's licensees. In January 2005, Dyax announced that two fully human monoclonal antibodies from Dyax's proprietary phage display libraries, IMC-11F8 and IMC-1121B, entered Phase I clinical development at ImClone Systems. Accordingly, CAT received a milestone payment from Dyax in January 2005.

In September 2003, CAT granted Micromet a patent licence for the development and commercialisation of Micromet's human therapeutic antibody candidate MT201 (adecatumumab), specific for the epithelial tumour target Ep-CAM. In December 2004, Micromet and Serono signed an exclusive collaboration and licence agreement for the development and commercialisation of MT201 which is currently being tested in two multi-centre Phase II clinical trials. CAT receives milestone and royalty payments on human antibody-based products developed against the Ep-CAM target by Micromet and its partners. The first milestone payment would be due on filing for product approval.

Senior Management Changes

Diane Mellett, General Counsel, was appointed a Director following the Company's Annual General Meeting (AGM) on 4 February 2005. Also after the AGM, Dr David Glover, Chief Medical Officer at CAT, took early retirement from the Company and the Board. Dr Patrick Round, VP Development at CAT, has assumed responsibility for all of CAT's development activities and has joined the Executive Group (responsible for the operational management of the Company).

On 31 March 2005, Justin Hoskins was appointed as Company Secretary, succeeding Diane Mellett.

The Future

Following the achievements of the last few months, CAT is a company with strong foundations, good medium term prospects and significant opportunities for growth in the longer term.

These strong foundations arise from CAT's balance sheet strength, (at 31 March 2005 CAT had net cash and liquid resources of £178.2 million) and the significant and growing revenue stream from HUMIRA royalties; especially if the Judgment of the High Court is upheld on appeal. The diversified pipeline of licensed antibody product candidates offers good prospects for growth in the medium term with no financial cost to CAT as these programmes progress through the clinic; notably ABT-874, LymphoStat-B and HGS-ETR1. Significant opportunities for the longer term are provided by CAT's proprietary programmes which, though at an early stage of development, are progressing with CAT-354 in a Phase I clinical trial and GC-1008 expected to enter Phase I trials this year, together with potential products resulting from the major Strategic Alliance with AstraZeneca.

The Strategic Alliance with AstraZeneca provides CAT with the opportunity both to build a significant pipeline of antibody therapeutics in important diseases in collaboration with a leading pharmaceutical company and to receive financial returns commensurate with its level of investment. As part of the AstraZeneca Alliance, CAT is committed to supporting and funding half of a minimum of 25 discovery programmes, jointly initiated, over the initial five-year discovery phase. This investment is fully funded by the £75 million equity injection from AstraZeneca made in December 2004. CAT has the opportunity to invest in the clinical development of selected candidates that result from the joint discovery programmes and to thereby increase potential returns.

CAT believes that it is in shareholders' interests to run its business such that all its activities, excluding later stage product development, will either be pre-funded (as with the AstraZeneca discovery activities) or funded from revenues. This will ensure that the business is effectively self -financing up until the demonstration of efficacy in clinical trials. This strategy should enable CAT to continue to pursue its own carefully targeted proprietary discovery programmes.  Decisions with regard to the funding of later stage clinical development activity will be taken on a case-by-case basis, in the light of circumstances at the time, but the chief criterion for further investment at this stage will be the scale of returns available to CAT's shareholders. CAT does not expect any significant increase in its current headcount.

CAT believes that it can reach this sustainable position in the near term (within three years), based on the continuing success of HUMIRA and assuming a satisfactory outcome to the appeal by Abbott against the High Court ruling in CAT's favour.  Acquisition or product in-licensing is not considered necessary to achieve these goals, however CAT will continue to seek acquisition or product in-licensing opportunities where it is believed they can accelerate the development of the company without increasing its risk profile.

CAT expects this financial strategy to govern the operations of the Company for the initial five-year discovery phase of the AstraZeneca Alliance.

As a consequence of these changes, CAT does not now believe that its previously articulated goal of achieving profitability by 2008 remains in shareholders' interests, as it would severely limit the Company's capacity to invest in the opportunities available to it over the next five years.  This strategy offers a sustainable business model with, as the existing pipeline of product candidates matures, good growth prospects for the future.

Financial Results

CAT made a loss after taxation for the six months ended 31 March 2005 of £16.3 million (six months ended 31 March 2004 (H1) £18.0 million; six months ended 30 September 2004 (H2) £20.1 million). Net cash inflow before management of liquid resources and financing for the period was £8.8 million (H1 - £14.2 million outflow; H2 - £13.7 million outflow).  Net cash and liquid resources at 31 March 2005 of £178.2 million, were £84.5 million higher than at 30 September 2004 as a result of the receipt of the subscription monies from AstraZeneca and backdated royalty payments and costs from Abbott (net cash and liquid resources at 31 March 2004 - £107.6 million; 30 September 2004 - £93.7 million).

Turnover in the period was £9.8 million (H1- £8.5 million; H2 - £7.4 million). Royalty income of £5.2 million was recognised as revenue in the period representing the two per cent royalty rate argued by Abbott on sales of HUMIRA for the six months ended 31 December 2004, received in March 2005. Further details are provided in the notes to the financial information.

The payment by Abbott of royalty arrears and other related payments pursuant to the High Court Judgment are not reflected in these results. Pending resolution of Abbott's appeal, the royalty arrears payment and royalty receipts in excess of the two per cent rate argued by Abbott will not be recognised as revenue. Similarly, amounts received in respect of CAT's costs will not be recognised until the resolution of Abbott's appeal. The table below details payments received from Abbott in the period and the accounting treatment adopted.

			Recognised as
Date received	Description	Amount $ million	Revenue $ million	Creditors $ million
January 2005	Back dated royalties	23.7	-	23.7
January 2005	Costs and interest	6.7	-	6.7
March 2005	Royalty to 31 Dec 04	25.0	9.7	15.3
	Total	55.4	9.7	45.7
	Total as recognised in £m	£29.4	£5.2	£24.2

Direct costs for the six months ended 31 March 2005 were £2.0 million (H1 - £1.5 million; H2 - £1.5 million), reflecting royalties due to the Medical Research Council (MRC) and other licensors on the royalties CAT receives on product sales under its various licences and collaborations. In respect of product sales of HUMIRA, the amounts payable to the MRC and other licensors included in direct costs are consistent with the basis adopted for revenue recognition. CAT has made an additional payment on account to the MRC, out of the back dated royalty payment received from Abbott. This is reflected in prepayments.

Research and development costs for the six months ended 31 March 2005 were £18.1 million (H1 - £21.5 million; H2 - £22.6 million). External development costs were £6.0 million in the six months ended 31 March 2005 (H1 - £9.5 million; H2 - £9.1 million), reflecting cost savings made on the Trabio programme. The spend on Trabio for the six month period was £2.9 million (H1 - £6.0 million; H2 - £5.1 million). Research and development staff costs and consumables were £7.4 million in the period (H1 - £6.8 million; H2 - £8.3 million).

General and administration expenses for the period were £9.1 million (H1 - £5.5 million; H2 - £5.5 million). Litigation expenses for the six months ended 31 March 2005 were £3.1 million (H1 - £0.7 million; H2 - £1.8 million) due to the cost of the trial against Abbott in November 2004. CAT has received a payment on account of costs from Abbott (£2.85 million) which has not been credited against this cost, pending the outcome of Abbott's appeal. General and administration staff costs were £2.3 million in the period (H1 £1.7 million; H2 £2.1 million). The non-cash foreign currency translation charge arising from the retranslation of CAT's trading balances with its US subsidiary, Aptein Inc and the retranslation of US dollar deposits held was £1.2 million (H1 £1.4 million; H2 £(0.3) million).

During the period the Group accrued interest receivable on its cash deposits of £3.0 million (H1 - £2.1 million; H2 - £2.0 million) reflecting the increased level of cash and liquid resources held in interest bearing securities.

The significant increase in creditors reflects the amounts received from Abbott, as detailed in the table above, not yet recognised in the profit and loss account pending the outcome of the legal proceedings with Abbott.

In the event that CAT prevails on appeal, up to approximately £10 million of the £29.4 million received from Abbott referred to in the table above will be payable to the MRC and other licensors.

If the payments received from Abbott not yet recognised in the profit and loss account (and the related payment on account to the MRC) are excluded from the cashflow statement for the six months ended 31 March 2005, the net cash outflow before management of liquid resources and financing for the period is £14.3 million (H1 - £14.2 million; H2 - £13.7 million).

 Outlook

Net cash outflow, before management of liquid resources and financing, for the full year (excluding the Abbott payments not yet recognised in the profit and loss account and related payments on account to the MRC), is expected to be of the order of £32 million. This is consistent with guidance given in November 2004. Taking account of the Abbott and related payments, aggregate cash inflow for the year before financing is expected to be of the order of £2 million (based on current exchange rates).

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
INTERIM STATEMENT OF RESULTS FOR
THE SIX MONTHS ended 31 MARCH 2005

Consolidated Statement of Total Recognised Gains and Losses

CONSOLIDATED PROFIT AND LOSS ACCOUNT (unaudited)
	Six months ended31 March 2005 Convenience translation	Six months ended 31 March 2005	Six months ended 31 March 2004	Year ended 30 September 2004
	US$'000	£'000	£'000	£'000

Turnover	18,595	9,845	8,468	15,925
Direct costs	(3,844)	(2,035)	(1,523)	(3,023)
Gross profit	14,751	7,810	6,945	12,902

Research and development expenses	(34,155)	(18,083)	(21,486)	(44,125)
General and administration expenses	(17,141)	(9,075)	(5,480)	(10,969)
Operating loss	(36,545)	(19,348)	(20,021)	(42,192)

Interest receivable (net)	5,680	3,007	2,053	4,130
Loss on ordinary activities before taxation	(30,865)	(16,341)	(17,968)	(38,062)
Tax on loss on ordinary activities	-	-	-	(64)
Loss for the financial period	(30,865)	(16,341)	(17,968)	(38,126)

Loss per share - basic and diluted (pence)		34.7p	44.2p	93.3p

Consolidated Statement of Total Recognised Gains and Losses

	Six months ended 31March 2005	Six months ended 31 March 2005	Six months ended 31 March 2004	Year ended 30 September 2004
	Convenience translation
	US$'000	£'000	£'000	£'000
Loss for the financial period	(30,865)	(16,341)	(17,968)	(38,126)
Gain on foreign exchange translation	1,581	837	1,306	1,099
Total recognised losses relating to the period	(29,284)	(15,504)	(16,662)	(37,027)

 The losses for all periods arise from continuing operations.
This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
INTERIM STATEMENT OF RESULTS FOR
THE SIX MONTHS ENDED 31 MARCH 2005

CONSOLIDATED BALANCE SHEET
(unaudited)

	As at 31 March 2005 Convenience translation US$'000	As at 31 March 2005 £'000	As at 31 March 2004 £'000	As at 30 September 2004 £'000
Fixed assets
Intangible assets	10,024	5,307	6,357	5,832
Tangible assets	22,979	12,166	13,357	12,362
Investments	5,557	2,942	3,157	2,942
	38,560	20,415	22,871	21,136
Current assets
Debtors	14,572	7,715	7,140	4,460
Short term investments	309,136	163,668	108,007	93,061
Cash at bank and in hand	29,378	15,554	644	2,678
	353,086	186,937	115,791	100,199
Creditors
Amounts falling due within one year	(78,391)	(41,503)	(12,841)	(15,603)
Net current assets	274,695	145,434	102,950	84,596
Total assets less current liabilities	313,255	165,849	125,821	105,732
Creditors
Amounts falling due after more than one year	(38,158)	(20,202)	(20,626)	(20,650)
Net assets	275,097	145,647	105,195	85,082

Capital and reserves
Called-up share capital	9,748	5,161	4,107	4,111
Share premium account	569,881	301,716	226,725	226,829
Other reserve	25,416	13,456	13,456	13,456
Profit and loss account	(329,948)	(174,686)	(139,093)	(159,314)
Shareholders' funds - all equity	275,097	145,647	105,195	85,082

This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
INTERIM STATEMENT OF RESULTS FOR
THE SIX MONTHS ENDED 31 March 2005

CONSOLIDATED CASH FLOW STATEMENT
(unaudited)

	Six months ended 31 March 2005 Convenience translation	Six months ended 31 March 2005	Six months ended 31 March 2004	Year ended 30 September 2004

		£'000	£'000	£'000

Net cash inflow/(outflow) from operations	13,500	7,147	(15,764)	(31,067)

Returns on investments and servicing of finance
Interest received	4,720	2,499	2,237	4,295
Interest element of finance leases	(55)	(29)	(43)	(78)
	4,665	2,470	2,194	4,217

Taxation	-	-	-	(64)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(1,630)	(863)	(599)	(1,032)
Sale of tangible fixed assets	-	-	-	6
	(1,630)	(863)	(599)	(1,026)

Net cash inflow/(outflow) before management of liquid resources and financing	16,535	8,754	(14,169)	(27,940)

Management of liquid resources	(133,497)	(70,678)	555	15,357

Financing
Issue of ordinary share capital	143,430	75,937	14,115	14,223
Capital elements of finance lease rental payments	(348)	(184)	(170)	(348)
	143,082	75,753	13,945	13,875

Increase in cash	26,120	13,829	331	1,292

This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

Notes to the financial information

Accounting policies

This financial information has been prepared in accordance with the policies set out in the statutory financial statements for the year ended 30 September 2004.

Convenience translation

The consolidated financial statements are presented in Sterling. The consolidated financial statements as of and for the period ended 31 March 2005 are also presented in US Dollars as a convenience translation. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of £1:US$1.8888, the noon buying rate as of 31 March 2005. No representation is made that the amounts could have been or could be converted into US Dollars at this or any other rates.

 Loss per share

FRS 14 requires presentation of diluted EPS when a company could be called upon to issue shares that would decrease net profit or increase net loss per share.  For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-the-money options.  Since it seems inappropriate to assume that option holders would act irrationally, no adjustment has been made to diluted EPS for out-of-the-money share options, diluted EPS equals basic EPS. The calculation is based on information in the table below.

	Six months ended 31 March 2005	Six months ended 31 March 2004	Year ended 30 September 2004

Losses (£'000)	16,341	17,968	38,126
Weighted average number of shares	47,128,201	40,638,511	40,866,684

The Company had ordinary shares in issue of 51,609,987 and a total of 2,155,040 ordinary shares under option as of 31 March 2005.

 Turnover

	Six months ended 31 March 2005	Six months ended 31 March 2005	Six months ended 31 March 2004	Year ended 30 September 2004

	Convenience| translation
	US $'000	£'000	£'000	£'000

Royalties	9,758	5,166	2,673	6,328
Licence fees	4,731	2,505	2,188	4,601
Technical milestones	2,076	1,099	1,592	1,610
Clinical milestones	978	518	556	1,091
Contract research fees	421	223	1,109	1,829
Other	631	334	350	466
Total	18,595	9,845	8,468	15,925

Deferred income
£'000

Balance brought forward at 1 October 2004	25,810
Cash receipts	2,684
Released to revenue	(2,836)
Other	(251)
Deferred income at 31 March 2005	25,407

  Reconciliation of operating loss to operating cash inflow/(outflow)

	Six months ended 31 March 2005	Six months ended 31 March 2005	Six months ended 31 March 2004	Year ended 30 September 2004
	Convenience translation
	US$'000	£'000	£'000	£'000

Operating loss	(36,545)	(19,348)	(20,021)	(42,192)
Depreciation charge	2,544	1,347	1,452	2,826
Amortisation of intangible fixed assets	992	525	526	1,051
Loss on disposal of fixed assets	-	-	-	(3)
Write down of fixed asset investment	-	-	-	215
EIP charge	249	132	-	144
Increase in debtors	(5,137)	(2,720)	(2,757)	(24)
(Decrease)/increase in deferred income	(761)	(403)	3,267	4,086
Increase in creditors (excluding deferred income)	52,158	27,614	1,769	2,830
Operating cash inflow/(outflow)	13,500	7,147	(15,764)	(31,067)

  Analysis and reconciliation of net funds

	1 October 2004	Cash flow	Exchange movement	31 March 2005	31 March 2005
					Convenience translation
	£'000	£'000	£'000	£'000	US $'000

Cash at bank and in hand	2,678	12,896	(20)	15,554	29,378
Overdrafts	(1,512)	933	-	(579)	(1,094)
		13,829
Liquid resources	92,559	70,678	-	163,237	308,322
Net cash and liquid resources	93,725	84,507	(20)	178,212	336,606
Finance leases	(820)	184	-	(636)	(1,201)
Net funds	92,905	84,691	(20)	177,576	335,405

Liquid resources shown above is included within short term investments on the Balance Sheet, which also includes a part of the investment in MorphoSys shares.

Reconciliation of movements in group shareholders' funds

	Six months ended 31 March 2005	Year ended 30 September 2004
	£'000	£'000

Loss for the financial period	(16,341)	(38,126)
Other recognised gains and losses relating to the period	837	1,099
	(15,504)	(37,027)
New shares issued (net of expenses)	75,937	14,223
Executive Incentive Plan	132	144
Net increase/(decrease) in shareholders' funds	60,565	(22,660)
Opening shareholders' funds	85,082	107,742
Closing shareholders' funds	145,647	85,082

Financial Statements

The preceding information, comprising the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Balance Sheet, Consolidated Cash Flow Statement and associated notes, does not constitute the Company's statutory financial statements for the year ended 30 September 2004 within the meaning of section 240 of the Companies Act 1985, but is derived from those financial statements. Results for the six month periods ended 31 March 2005 and 31 March 2004 have not been audited. The results for the year ended 30 September 2004 have been extracted from the statutory financial statements which have been filed with the Registrar of Companies and upon which the auditors reported without qualification.

The annual report and financial statements for the year ended 30 September 2004 are available from our registered office:

Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH, UK
Tel: +44 (0) 1223 471471

INDEPENDENT REVIEW REPORT TO CAMBRIDGE ANTIBODY TECHNOLOGY PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 March 2005 which comprises the profit and loss account, the balance sheet, the statement of total recognised gains and losses, the cash flow statement and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

 This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board.  Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

 Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom.  A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed.  A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions.  It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit.  Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2005.

Deloitte & Touche LLP
Chartered Accountants
17 May 2005

Quarterly financial information

	Three months ended 31 March 2005	Three months ended 31 December 2004
	£'000	£'000
Consolidated profit and loss account (unaudited):
Turnover	7,130	2,715
Direct costs	(2,035)	-
Gross profit	5,095	2,715

Research and development expenses	(8,907)	(9,176)
General and administration expenses	(2,650)	(6,425)
Operating loss	(6,462)	(12,886)

Interest receivable (net)	1,835	1,172

Loss on ordinary activities before taxation	(4,627)	(11,714)
Taxation on loss on ordinary activities	-	-
Loss for the financial period	(4,627)	(11,714)

Consolidated cash flow statement (unaudited):
Net cash inflow/(outflow) from operations	17,374	(10,227)

Returns on investments and servicing of finance
Interest received	1,672	827
Interest paid	(14)	(15)
	1,658	812

Taxation	-	-

Capital expenditure and financial investment
Purchase of tangible fixed assets	(597)	(266)
Sale of tangible fixed assets	-	-
	(597)	(266)

Net cash inflow/(outflow) before management of liquid resources and financing	18,435	(9,681)

Management of liquid resources	(8,372)	(62,306)

Financing
Issue of ordinary share capital	555	75,382
Capital elements of finance lease rental payments	(93)	(91)
	462	75,291

Increase in cash	10,525	3,304

- ENDS -

Notes to Editors

Cambridge Antibody Technology (CAT):

·         CAT is a biopharmaceutical company using its proprietary technologies and capabilities in human monoclonal     antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.

·         CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

·         One CAT human therapeutic antibody product candidate is in clinical development, with one further product candidate in pre-clinical development.

·         HUMIRA, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved for marketing as a treatment for rheumatoid arthritis in 58 countries.

·         Six further licensed CAT-derived human therapeutic antibodies are in clinical development by licensees, with six further  licensed product candidates in pre-clinical development.

·         CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products.

·         On 22 November 2004, CAT announced a major strategic alliance with AstraZeneca to discover and develop human antibody therapeutics in inflammatory disorders.

·         CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFβ, a family of proteins associated with fibrosis and scarring.

·         CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.

·         CAT is listed on the London Stock Exchange and on NASDAQ. CAT raised £41m in its IPO in March 1997 and £93m in a secondary offering in March 2000.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and  future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.